United States securities and exchange commission logo





                            March 10, 2023

       Joshua Goldstein
       General Counsel
       Masterworks Vault 1, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
1, LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed March 1, 2023
                                                            File No. 024-12098

       Dear Joshua Goldstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. We note the organizational and capital structure charts on pages 4 and 5. We also note that you have only
filed the Operating Agreement for Masterworks Vault 1, LLC.
                                                        However, we also note
that each series will be issued SPC Ordinary Shares and that a
                                                        Masterworks entity will
be issued SPC Preferred Shares and that Masterworks Cayman
                                                        SPC will own and hold
the artwork. Please file all material and related-party agreements related to the SPC
Ordinary Shares, SPC Preferred Shares and the owning and holding of the artwork. Refer to
Item 17.6.(b) of Part III of Form 1-A.
 Joshua Goldstein
FirstName  LastNameJoshua
Masterworks  Vault 1, LLC Goldstein
Comapany
March      NameMasterworks Vault 1, LLC
       10, 2023
March2 10, 2023 Page 2
Page
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services